Exhibit 99.1

CONVENING NOTICE

This is the convening notice for the 2021 annual general meeting of shareholders of InflaRx N.V. (the "Company") to be held on May 19, 2021 at 14:00 hours CEST at Hilton Amsterdam Airport Schiphol, Schiphol Boulevard 701, Schiphol, 1118 BN, Schiphol, the Netherlands (the "AGM").

The agenda for the AGM is as follows:

1.	Opening

2.	Discussion of Dutch statutory board report for the fiscal year ended December 31, 2020 (discussion item)

3.	Adoption of Dutch statutory annual accounts for the fiscal year ended December 31, 2020 (voting item)

4.	Discussion of the Company's dividend and reservation policy (discussion item)

5.	Instruction to Ernst & Young Accountants LLP for the external audit of the Company's statutory annual accounts for the financial year 2021 (voting item)

6.	Release from liability for the Company's directors with respect to the performance of their duties during the fiscal year ended December 31, 2020 (voting item)

7.	Re-appointment of Mr. Mark Kübler as non-executive director of the Company (voting item)

8.	Re-appointment of Ms. Lina Ma as non-executive director of the Company (voting item)

9.	Appointment of Mr. Anthony Gibney as non-executive director of the Company (voting item)

10.	Extension of authorization for the Company's board of directors (the "Board") to issue shares and grant rights to subscribe for shares (voting item)

11.	Extension of authorization for the Board to limit and exclude pre-emption rights (voting item)

12.	Extension of authorization for the Board to acquire shares and depository receipts for shares in the Company's capital (voting item)

13.	Closing

No business shall be voted on at the AGM, except such items as included in the above-mentioned agenda.

The record date for the AGM is April 21, 2021 (the "Record Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Record Date and who are recorded as such in the Company's shareholders' register or in the register maintained by the Company's U.S. transfer agent (the "Registers") may attend and, if relevant, vote at the AGM ("Persons with Meeting Rights"), irrespective of changes to their shareholdings or rights after the Record Date.

Those who beneficially own shares in the Company's capital in an account at a bank, a financial institution, an account holder or other financial intermediary (the "Beneficial Owners") on the Record Date, must also have their financial intermediary or their agent with whom the underlying shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the AGM.

Persons with Meeting Rights and Beneficial Owners who wish to attend the AGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the AGM (an "Attendance Notice") no later than 6:00 a.m. CEST on the fourth day prior to the AGM (the "Cut-off Date"). Beneficial Owners must enclose with their Attendance Notice (i) proof of their beneficial ownership of the relevant underlying shares in the Company's capital, such as a recent account statement, and (ii) their signed proxy from the relevant shareholder who is registered in either of the Registers as the holder of those underlying shares on the Record Date.

Persons with Meeting Rights and Beneficial Owners who have duly provided an Attendance Notice to the Company may have themselves represented at the AGM through the use of a written or electronically recorded proxy. Proxyholders must submit a signed proxy to the Company no later than the Cut-off Date and present a copy of their proxy upon entry to the AGM. A proxy form can be downloaded from the Company's website (http://www.inflarx.com).

The Company strongly discourages physical attendance at the AGM and highly recommends shareholders to vote by proxy. The Company is closely following the evolving nature of the global pandemic and will apply local and AGM-location-specific restrictions in this regard. Emergency legislation has been implemented in the Netherlands in response to the public health impact of the COVID-19 pandemic, which would allow us, among other matters, to call for a virtual meeting without physical attendance by shareholders. Depending on the number of shareholders who register to attend the meeting in person, we might make use of the flexibility provided thereunder to switch to a virtual meeting, held solely by means of remote communication, in order to protect the health and safety of our shareholders, our directors and others involved in the meeting. We can make that decision up to 48 hours before the meeting starts. Updates in this regard will be posted on our corporate website (and announced in a Dutch newspaper with national distribution, as applicable) if arrangements in relation to the AGM change.

Any Attendance Notice, proof of beneficial ownership or signed proxy to be sent to the Company as part of the procedures described above must be provided via regular mail or e-mail to:

InflaRx N.V.
c/o Mrs. Sandra Rocholl
Fraunhoferstr. 22
82152 Planegg/Martinsried
Germany
(Sandra.Rocholl@InflaRx.de)

Any Attendance Notice, proof of beneficial ownership or signed proxy received after the Cut-off Date may be ignored. Persons with Meeting Rights, Beneficial Owners and proxyholders who have not complied with the procedures described above may be refused entry to the AGM.

EXPLANATORY NOTES TO THE AGENDA

2.	Discussion of Dutch statutory board report for the fiscal year ended December 31, 2020 (discussion item)

The Company's statutory board report over the fiscal year 2020 has been made available on the Company's website (http://www.inflarx.com) and at the Company's office address.

3.	Adoption of Dutch statutory annual accounts for the fiscal year ended December 31, 2020 (voting item)

The Company's annual accounts over the fiscal year 2020 have been made available on the Company's website (http://www.inflarx.com) and at the Company's office address. It is proposed that these annual accounts be adopted.

4.	Discussion of the Company's dividend and reservation policy (discussion item)

The Company has never paid or declared any cash dividends on its shares, and the Company does not anticipate paying any cash dividends on its shares in the foreseeable future. The Company intends to retain all available funds and any future earnings to fund the development and expansion of its business. Under Dutch law, the Company may only pay dividends to the extent its shareholders' equity (eigen vermogen) exceeds the sum of the Company's paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or by the Company's articles of association. Subject to such restrictions, any future determination to pay dividends will be at the discretion of the Board and will depend upon a number of factors, including the Company's results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the Board deems relevant. If and when the Company does intend to distribute a dividend, such dividend may be distributed in the form of cash only or shares only, through a combination of the foregoing (cash and shares) or through a choice dividend (cash or shares), in each case subject to applicable law.

5.	Release from liability for the Company's directors with respect to the performance of their duties during the fiscal year ended December 31, 2020 (voting item)

It is proposed that the Company's directors be released from liability for the exercise of their duties during the fiscal year 2020. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's statutory board report or annual accounts over the fiscal year 2020 or in other public disclosures.

6.	Instruction to Ernst & Young Accountants LLP for the external audit of the Company's annual accounts for the financial year 2021 (voting item)

Under Dutch law, the General Meeting is, in principle, the corporate body authorized to annually appoint the external independent auditor for the audit of the Company's annual accounts. In 2020, the General Meeting appointed Ernst & Young Accountants LLP as the external independent auditor for the audit of the annual accounts for the financial year 2020.

Pursuant to a recommendation by the Company's Audit Committee, it is now proposed to appoint Ernst & Young Accountants LLP ("EY") as the external independent auditor for the audit of the Company's annual accounts for the financial year 2021.

7.	Re-appointment of Mr. Mark Kübler as non-executive director of the Company (voting item)

The Board has made a binding nomination to re-appoint Mr. Mark Kübler as a non-executive director of the Company. Mr. Kübler is proposed for re-appointment for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2024.

Mr. Kübler has served as a director for InflaRx since 2015 and was appointed as non-executive director of the Company upon the initial public offering and listing of the Company's ordinary shares on the Nadaq Stock market (the "IPO") in 2017. Mr. Kübler has been a partner with the GIG Ltd., a venture capital advisory firm with offices in Switzerland and Malta, since 2012. He previously served on the boards of WWM AG and Jobydu AG, each based in Switzerland. Mr. Kübler was a managing director and corporate secretary of a private equity holding company from 2003 to 2010. Before 2003, he held various roles in international investment banks and boutiques. Mr. Kübler has a master’s degree in business and economics, as well as a master’s degree in law from the University of St. Gallen, in Switzerland.

8.	Re-appointment of Ms. Lina Ma as non-executive director of the Company (voting item)

The Board has made a binding nomination to re-appoint Ms. Lina Ma as a non-executive director of the Company. Ms. Ma is proposed for re-appointment for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2024.

Ms. Ma has served as a director for InflaRx since September 2016 and was appointed as non-executive director of the Company upon the IPO in 2017. Ms. Ma has been the Vice President and Secretary of the board of Staidson (Beijing) BioPharmaceuticals Co., Ltd. since June 2012, the chairman of the board of Beijing Defengrei Biotechnology Co. Ltd since September 2015, the General Manager of Zhejiang Staidson Investment Co., Ltd. Since June 2017, the General Manager of Sichuan Staidson Biopharmaceutical Co., Ltd. Since March 2018, the Company Secretary of Staidson BioPharma Inc., in California, since 2013 and the Chief Executive Officer of Staidson Hong Kong Investment Company Limited, in Hong Kong, since 2015. In previous roles, she has served as the General Manager and Securities Affair Representative of Staidson (Beijing) BioPharmaceuticals Co., Ltd. from 2009 to 2012, in JOINN Laboratories (Beijing) from 2002 to 2009, and in the China Medical Association Telemedicine Consultation Center from 2000 to 2001. Ms. Ma holds a bachelor’s degree from Hunan Medical University in China and an MBA from HKU SPACE Community College.

9.	Appointment of Mr. Anthony Gibney as non-executive director of the Company (voting item)

The Board has made a binding nomination to appoint Mr. Anthony Gibney as a non-executive director of the Company. Mr. Gibney is proposed for appointment for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2024.

The Board has appointed Mr. Gibney as member of the Company's audit committee, subject to his appointment as non-executive director of the Company and pursuant to a recommendation by the Company's nomination and corporate governance committee.

Mr. Gibney has previously served on our Board as non-executive director from February 2018 until June 2019. Mr. Gibney is currently the Chief Financial Officer and Chief Business Officer at Fog Pharmaceuticals, Inc., a privately held biotechnology company based in Cambridge, MA, USA. Prior to joining Fog, Mr. Gibney served as Chief Business Officer at Achillion Pharmaceuticals, Inc. from August 2018 to April 2019. Prior to joining the biotechnology industry as an operating executive, Mr Gibney was a biotechnology-focused investment banker for 23 years and completed over 150 financing and M&A advisory transactions, including the InflaRx IPO in November 2017. Most recently, Mr. Gibney served as a Managing Director at Leerink Partners LLC in New York from 2009 to 2017, where he was a senior leader of Leerink’s biopharmaceutical investment banking franchise. At Leerink, Mr. Gibney had primary coverage responsibilities for selected East Coast biopharmaceutical and European pharmaceutical clients. Prior to joining Leerink, Mr. Gibney led the East Coast biotechnology and supported the coverage of various European pharmaceutical clients at Merrill Lynch Inc. from 1999 to 2009. Prior to joining Merrill Lynch, Mr. Gibney was a junior investment banker in the Healthcare Investment Banking Group at Lehman Brothers from 1993 to 1996 and 1997 to 1999. Mr. Gibney also worked as a Project Consultant at Alliance Pharmaceutical Inc. from 1996 to 1997. Mr. Gibney graduated with distinction from Yale University in 1993 with a B.A. in history and a B.A. in economics.

10.	Extension of authorization for the Board to issue shares and grant rights to subscribe for shares (voting item)

The General Meeting has authorized the Board, for a period of five years following the 2020 annual general meeting of shareholders held on July 16, 2020 (the "2020 AGM"), to resolve to issue ordinary shares and/or grant rights to subscribe for ordinary shares, in each case up to the Company's authorized share capital included in its articles of association from time to time. It is proposed that this authorization be extended to expire five years following the date of this AGM. If the resolution proposed under this agenda item 10 is passed, the proposed authorization shall replace the currently existing authorization.

11.	Extension of authorization for the Board to limit and exclude pre-emption rights (voting item)

The General Meeting has authorized the Board, for a period of five years following the 2020 AGM, to limit and/or exclude pre-emption rights in relation to an issuance of, or a granting of rights to subscribe for, ordinary shares resolved upon by the Board. It is proposed that this authorization be extended to expire five years following the date of this AGM. If the resolution proposed under this agenda item 11 is passed, the proposed authorization shall replace the currently existing authorization.

12.	Extension of authorization for the Board to acquire shares and depository receipts for shares in the Company's capital (voting item)

The General Meeting has authorized the Board, for a period of 18 months following the 2020 AGM, to resolve for the Company to acquire (i) fully paid-up ordinary shares in the Company's capital (and depository receipts for such ordinary shares), by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 110% of the average market price of the Company's ordinary shares on the Nasdaq Stock Market (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of the Company's issued share capital (determined as at the close of business on the date of settlement of the Company's initial public offering) and/or (ii) fully paid-up preferred shares (and depository receipts for such preferred shares) in the Company's issued share capital, to the extent permitted by applicable law, by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed the nominal value of the preferred shares concerned. It is proposed that this authorization be renewed for a period of, an effectively extended to expire, 18 months following the date of this AGM. If the resolution proposed under this agenda item 12 is passed, the proposed authorization shall replace the currently existing authorization.